FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of March 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Exhibit is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By: <u>/s/John R. Allison</u>
Name: John R. Allison
Title: Executive Vice President
           Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on March 31, 2004 Kerzner Prices $200,000,000 Convertible Senior Subordinated Notes Due 2024



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016

<u>**FOR IMMEDIATE RELEASE**</u>

KERZNER PRICES $200,000,000 CONVERTIBLE
SENIOR SUBORDINATED NOTES DUE 2024

PARADISE ISLAND, The Bahamas, March 31, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced that it has priced at par its previously announced private offering of Convertible Senior Subordinated Notes Due 2024 ("Convertible Notes") and increased the aggregate principal amount of the offering from $150 million to $200 million. The Company also granted to the initial purchasers an option to purchase up to an additional $30 million of Convertible Notes in connection with the offering.

The closing of the Convertible Notes offering is expected to occur on April 5, 2004, and is subject to the satisfaction of customary closing conditions. The Convertible Notes will be unsecured senior subordinated obligations of the Company and will be convertible under certain circumstances into a combination of cash and Ordinary Shares of the Company at a fixed conversion ratio of 17.1703 Ordinary Shares per $1,000 principal amount of convertible notes, which is equivalent to an initial conversion premium of approximately 33% per $1,000 principal amount of Convertible Notes. The $58.24 conversion price represents a 33% premium over the closing price of the Company's Ordinary Shares of $43.79 per share on March 30, 2004 on the NYSE. In general, upon conversion of a convertible note, the holder of such note will receive cash equal to the $1,000 principal amount of the note and Ordinary Shares of the Company for the note's conversion value in excess of such principal amount.

The Convertible Notes will bear interest at an annual rate equal to 2.375%. Interest will be payable semi-annually in arrears on April 15 and October 15 of each year, with the initial interest payment date beginning October 15, 2004. The Convertible Notes will mature on April 15, 2024 and may not be redeemed by the Company prior to April 21, 2014. Holders of the Convertible Notes may require the Company to repurchase some or all of the convertible notes on April 15, 2014 and 2019.

The Company intends to use the net proceeds from the private offering to fund future capital expenditures which may include, among other things, development costs for the Phase III expansion on Paradise Island, the Company's equity investment in Atlantis, The Palm in Dubai and for general corporate purposes.

The Convertible Notes have been sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The Convertible Notes and the underlying Ordinary Shares issuable upon conversion have not been registered under the Securities Act or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities to be offered.